UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49178

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S.L. Reed & Company

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11111 Santa Monica Blvd., Suite 1200
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Robillard	310-893-3030	robillard@windwardcapita
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LWHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Robillard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S.L. Reed & Company _____, as of 12/31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Executive Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S.L. REED & COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

S.L. REED & COMPANY

TABLE OF CONTENTS







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
S.L. Reed & Company
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S.L. Reed & Company, as of December 31, 2025, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to S.L. Reed & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information appearing on pages 12 through 13 has been subjected to audit procedures performed in conjunction with the audit of S.L. Reed & Company's financial statements. The supplemental information is the responsibility of S.L. Reed & Company management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as S.L. Reed & Company's auditor since 2021.

Norwell, Massachusetts

March 30, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

S.L. REED & COMPANY
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash	$	109,118
Receivable from clearing organization		12,307
Other Receivables		5,000
Deposit with clearing organization		100,000
Prepaid expense		8,222
Total assets		
	$	234,647

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	31,668
Commissions payable		12,909
Payable to affiliate		8,719
Total liabilities		53,296

Shareholder's Equity

Common stock, $.01 par value, 10,000,000 shares authorized, 500,000 shares issued and outstanding		5,000
Additional paid-in capital		197,850
Accumulated deficit		(21,499)
Total shareholder's equity		181,351
Total liabilities and shareholder's equity	$	234,647

2

See accompanying financial statements.

S.L. REED & COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2025

REVENUES

Commissions	$	1,029,736
Fee based income		65,840
Other Income		65,164
Total revenues		1,160,740

EXPENSES

Employee compensation and benefits	117,745
Commission expense	382,989
Execution and clearing charges	156,081
Expense allocation from affiliate	322,714
Professional fees	550
Other operating expenses	19,913
Total expenses	999,992

NET INCOME BEFORE INCOME TAX PROVISION   160,748

INCOME TAX PROVISION   1,213

NET INCOME $ 159,535

S.L. REED & COMPANY
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE – January 1, 2025	$ 5,000	$ 197,850	$ 118,966	$ 321,816
Distribution to Parent	–	–	(300,000)	(300,000)
Net income	–	–	159,535	159,535
BALANCE – December 31, 2025	$ 5,000	$ 197,850	$ (21,499)	$ 181,351

S.L. REED & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$ 159,535
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organizations	34,724	
Payable to affiliate	(119,264)	
Prepaid expense	(377)	
Accounts payable and accrued expenses	(24,598)	
Commissions payable	(19,255)	
Net cash provided by operating activities		30,735

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to Parent	(300,000)-	
Net cash (used in) financing activities		(300,000)-
NET DECREASE IN CASH		(269,265)
CASH – beginning of year		378,383
CASH – end of year		$ 109,118

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent")., and is affiliated through common ownership with Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Effective March 28, 2023, Windward Capital Group, Inc. the parent company of S.L. Reed & Company and its affiliate, Windward Capital Management Company was acquired by Windward Group Holdings, LLC, in a leveraged buy-out by an employee of Windward/SL Reed. The internal management for S.L. Reed & Company has remained intact, with no foreseeable changes.

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The Company utilizes the accrual method of accounting.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies (continued)

For the purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for credit losses. An allowance for credit losses is not considered necessary because probable uncollectible accounts are immaterial.

The Company's financial instruments include cash and cash equivalents, receivables, other receivables, deposits, prepaid expenses, accounts payable and accrued expenses, and commissions payable. The recorded values of cash and cash equivalents, receivables, other receivables, deposits, prepaid expenses, accounts payable and accrued expenses, and commissions payable approximate their fair values based on their short-term nature.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment. The Company operates as a single reportable segment, focusing on broker dealer activities, mainly the buying and selling of securities for customers. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). The Company has elected the

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies (continued)

Chief Executive Officer as the CODM. As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

The Company adopted the standards for *Accounting for* Uncertainty *in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and applicable state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces its securities transactions to clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2025, the receivable from clearing organization of $12,307 was pursuant to this clearance agreement.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2025 was $100,000

4. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended December 31, 2025, due to the acquisition of the parent company, there is no anticipation of a tax liability for S.L. Reed & Company.

5. RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by an affiliate and reimbursed by the Company in accordance with an administrative services agreement. These expenses are reported as expense allocation from affiliate on the statement of income. For the year ended December 31, 2025, the Company recorded $322,714 of expenses as shown on the Statement of Income and the Company owed an affiliate $8,719 as of December 31, 2025.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6. PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees 21 years of age or older are eligible to participate in the Plan, provided they have been employed for more than one year. The Company plan contributions are discretionary and are determined each year by the Company.   The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit-sharing contributions are vested 20% per year of service after the first two years with the Company. The Company authorized a 5% match for all fully vested employees. For the year ended December 31, 2025, the Company's 401K match to employees was $17,500.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

Company management has reviewed the accounting standards updates issued by FASB that either newly issued or had effective implementation dates that would require reflection in the financial statements for the year ended December 31, 2025. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $168,129 which was $163,129 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.32 to 1, which is less than the 15 to 1 maximum allowed.

10. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2025.

11. REVENUE RECOGNITION:

The company recognizes revenue in accordance with FASB ASC 606, revenue from contracts with customers. Under ASC 606, revenue is recognized when the company satisfies its performance obligation to the customer. This obligation is satisfied either at a point in time or over time. The company earns commissions from the sale of securities and mutual funds. Commission revenue is recognized on the trade date of the transaction. In addition, the company earns advisory fees and 401k administration fees. These fees are earned over the time for which the services are rendered. The firm also receives administrative fees for office space and administrative services provided. This revenue is recognized over the time for which the services are rendered.

Revenues earned at a point in time	$ 1,034,900
Revenues earned over time	125,840
Total revenues	$ 1,160,740

S.L. REED & COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
December 31, 2025

Computation of Net Capital		
Common stock	$ 5,000	
Additional paid-in capital	197,850	
Accumulated deficit	(21,499)	
Total shareholder's equity		$ 181,351
Less: Non-allowable assets		
Prepaid expenses	(8,222)	
Other non-allowable assets	(5,000)	
Total non-allowable assets		(13,222)
Net Capital Before Haircuts		168,129
Less: Haircuts on securities		
	–	
Total haircuts on securities		–
Net Capital		168,129
Computation of Net Capital Requirements		
Minimum net capital requirements 6 2/3 percent of net aggregate indebtedness	3,553	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess Net Capital		$ 163,129
Percentage of aggregate indebtedness to net capital	31.70	

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 filed on March 27, 2026.

S.L. REED & COMPANY
SCHEDULE II – STATEMENT OF EXEMPTION FROM THE COMPUTATION OF DETERMINING OF RESERVE REQUIREMENTS AND SCHEDULE III - INFORMATION RELATING TO POSSESSION AND CONTROL PURSUANT TO RULE 15c3-3
December 31, 2025

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
S.L. Reed & Company
Los Angeles, California

We have reviewed management's statements, included in the accompanying S.L. Reed & Company Exemption Report in which (1) S.L. Reed & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which S.L. Reed & Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) S.L. Reed & Company stated that it met the identified exemption provision throughout the most recent fiscal year, without exception. S.L. Reed & Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as S.L. Reed & Company's auditor since 2021.

Norwell, Massachusetts

March 30, 2026


Members of
AICPA

_____
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgi worldwide



Exemption Report for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

For the year ended December 31, 2025

S.L. Reed & Company ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

(1) The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 240. 15c3-3 by operating under the exemption provided by 17 C.F.R. § 240.15c3-3, (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2025 without exception.

S.L. Reed & Company

I, Joseph Robillard swear (or affirm) to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Joseph Robillard

Joseph Robillard
Chief Executive Officer

March 30, 2026